COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

2007 DEC 27

December 20, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose (i) a copy of the text of a voting rights announcement by DGAP, an affiliate of EquityStory AG, regarding the increase in the voting rights of Credit Suisse Group, Zurich, Switzerland in Commerzbank common stock above the 3.0% level to a level of 3.02% as of December 5, 2007 and (ii) a copy of the text of a voting rights announcement by DGAP regarding the increase in the voting rights of Credit Suisse, Zurich, Switzerland in Commerzbank common stock above the 3.0% level to a level of 3.22% as of December 6, 2007. These announcements are published in accordance with the German Securities Trading Act and they may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

PROCESSED
JAN 02 2008
THOMSON
FINANCIAL

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President &
General Counsel (USA)

Ashley Cole
Assistant Vice President

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

07028820

Commerzbank Aktiengesellschaft · Registered Office: Frankfurt am Main (HRB 32000)
Ust-IdNo: DE 114 103 514
Chairman of the Supervisory Board: Martin Kohlhaussen
Board of Managing Directors: Klaus-Peter Müller, Chairman
Martin Blessing, Wolfgang Hartmann, Achim Kassow,
Bernd Knobloch, Michael Reuther, Eric Strutz, NicholasTeller

COMMERZBANK

DGAP Voting rights announcement: Commerzbank AG
Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

Publication according to Article 26 (1) WpHG

December 7, 2007
Release of a Voting rights announcement according to article 21 (1) WpHG in connection with article 24 WpHG transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

On December 5, 2007, Credit Suisse Group, Zurich, Switzerland informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse Group in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3% limit of the voting rights on November 29, 2007 and as of this date amount to 3.02% (19.814.734 voting rights).

Voting rights amounting to 2.92% (19.168.639 voting rights) are to be attributed according to article 22 (1) 1 No. 1 WpHG and voting rights amounting to 0.10% (646.095 voting rights) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

End of Voting rights announcement   DGAP regulatory service

Language:	English
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt am Main - Deutschland
WWW:	www.commerzbank.de

End of news   DGAP regulatory service

COMMERZBANK

DGAP Voting rights announcement: Commerzbank AG
Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

Publication according to Article 26 (1) WpHG

December 7, 2007
Release of a Voting rights announcement according to article 21 (1) WpHG in connection with article 24 WpHG transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

On December 6, 2007, Credit Suisse Group, Zurich, Switzerland informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse, Zurich, Switzerland in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3% limit of the voting rights on November 30, 2007 and as of this date amount to 3.22% (21.210.312 voting rights). Voting rights amounting to 3.14% (20.663.735 voting rights) are to be attributed according to article 22 (1) 1 No. 1 WpHG and voting rights amounting to 0.08% (546.577 voting rights) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

Hence, the voting rights of Credit Suisse Group, Zurich, Switzerland, amount to 3.25% (21.365.154 voting rights) on November 30, 2007. Voting rights amounting to 3.15% (20.713.259 voting rights) are to be attributed to Credit Suisse Group according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.10% (651.895 voting rights) are to be attributed to Credit Suisse Group and Credit Suisse, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies is (starting on the lowest level): Credit Suisse and Credit Suisse Group.

End of Voting rights announcement DGAP regulatory service

Language:	English
Issuer:	Commerzbank AG
	Kaiserplatz
	60261 Frankfurt am Main - Deutschland
WWW:	www.commerzbank.de

End of news DGAP regulatory service

END